[redacted]

13012517

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17 a-5 PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-51291

REPORT FOR THE PERIOD BEGINNING - 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

NAME OF BROKER-DEALER:

Hantz Financial Services, Inc.
(a Wholly Owned Subsidiary of
Hantz Group, Inc.)

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

26200 American Drive, 5th Floor
(No. and Street)

Southfield	Michigan	48034
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	1500 W Big Beaver Rd, Second Floor	Troy	MI	48084
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Subscribed and sworn to me this 26th day of FEB 2013

Notary Public

MEAGAN J EDWARTOWSKI
Notary Public, State of Michigan
County of Oakland
My Commission Expires 10-04-2016
Acting in the County of Oakland

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Hantz Financial Services, Inc.

(a Wholly Owned Subsidiary of Hantz Group, Inc.)

Year Ended December 31, 2012

Financial Statements and Supplementary Information and Independent Auditors Report on Internal Control in Accordance with Rule 17a-5

Rehmann
Business wisdom delivered.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

Rehmann

Rehmann Robson
1500 W. Big Beaver Rd.
2nd Floor
Troy, MI 48084
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT AUDITORS' REPORT

Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of ***Hantz Financial Services, Inc.*** (a wholly owned subsidiary of Hantz Group, Inc.) as of December 31, 2012, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on auditor judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Hantz Financial Services, Inc.*** as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stating in all material respects in relation to the financial statements taken as a whole.

Rehmann Robson

Troy, Michigan
February 25, 2013

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets	
Cash and cash equivalents	$ 8,457,471
Cash segregated for benefit of customers	136,915
Accounts receivable for marketing support	1,239,278
Commissions receivable	1,626,611
Note receivable, employee	73,548
Deposits with clearing organizations and other assets	104,646
Deferred income tax asset	757,000
Total assets	$ 12,395,469

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Amounts due to clearing organizations	$ 10,216
Accrued compensation	1,969,401
Accounts payable and accrued expenses	326,585
Due to Parent (income taxes payable)	567,197
Total liabilities	2,873,399
Commitments and contingencies (Notes 2 and 6)	
Stockholder's equity	
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	533,121
Retained earnings	8,988,949
Total stockholder's equity	9,522,070
Total liabilities and stockholder's equity	$ 12,395,469

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenue	
Commissions	$ 31,186,839
Marketing support	3,164,748
Investment and advisory fees	2,981,167
Mortgage revenue	1,346,738
Managed accounts	710,596
Other	243,297
Total revenue	**39,633,385**
Expenses	
Compensation, commissions and benefits	20,438,521
Management fees	2,364,210
Communications and data processing	1,926,204
Occupancy	1,528,680
Office expenses	995,083
Professional fees	636,693
Licensing	436,950
Travel	305,611
Other	612,785
Total expenses	**29,244,737**
Operating income	**10,388,648**
Interest income	15,618
Income before allocation in lieu of income taxes	**10,404,266**
Allocation in lieu of income taxes	4,349,627
Net income	**$ 6,054,639**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2012	1,000	$ 533,121	$ 12,234,310	$ 12,767,431
Dividends paid to Parent	-	-	(9,300,000)	(9,300,000)
Net income	-	-	6,054,639	6,054,639
Balances, December 31, 2012	1,000	$ 533,121	$ 8,988,949	$ 9,522,070

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities	
Net income	$ 6,054,639
Adjustment to reconcile net income to net cash provided by operating activities	
Deferred income tax asset	624,334
Net changes in operating assets and liabilities which (used) provided cash	
Cash segregated for benefit of customers	(120,140)
Accounts receivable for marketing support	(303,861)
Commissions receivable	(693,403)
Deposits with clearing organizations and other assets	3,200
Amounts due to clearing organizations	(6,559)
Accrued compensation	521,178
Accounts payable and accrued expenses	22,087
Due to Parent	348,747
Net cash provided by operating activities	**6,450,222**
Cash used in investing activities	
Issuance of note receivable, employee	(35,078)
Cash used in financing activities	
Dividends paid to Parent	(9,300,000)
Net decrease in cash and cash equivalents	**(2,884,856)**
Cash and cash equivalents, January 1, 2012	11,342,327
Cash and cash equivalents, December 31, 2012	**$ 8,457,471**
Supplemental cash flows information	
Cash paid during the year to Parent in lieu of federal and state income taxes	$ 3,501,373

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of ***Hantz Group, Inc.*** (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates. Significant estimates include but are not limited to commissions receivable, and accrued compensation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks and cash on hand. The Company holds deposits in major financial institutions in excess of federally insured limits. Management does not believe the Company is exposed to any significant interest rate or other financial risk as a result of these deposits. The Company has deposits with Hantz Bank, a related party, of approximately $51,000.

Cash Segregated for Benefit of Customers

Cash of $136,915 has been segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under K(2)(i) and K(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Commission and Marketing Support Receivables

Receivables consist primarily of amounts due from commissions and marketing support revenue earned from the sale of financial products. All amounts deemed uncollectible are charged against the allowance for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2012.

Revenue Recognition

Commission revenue and related expenses on security transactions are recognized on a trade date basis. Marketing support revenue is recognized in the period that services are performed. Investment advisory revenue is recognized when the advisory service is sold. Commission revenue from a mortgage is recognized when loans are closed at the financing institution. Managed revenue is recognized as earned and is received from product companies based upon a percentage of the total assets invested with each product company.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2012, 79% of commission revenue was from three investment companies and 79% of marketing support revenue was from two investment companies.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis with an allocation in lieu of income taxes to the Company for their proportionate share.

Deferred federal and state income tax assets and liabilities are computed annually for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related to recoverable settlement expenses and deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

On May 25, 2011, the State of Michigan enacted a new tax law, the Michigan Corporate Income Tax ("MCIT"), which was effective January 1, 2012, and eliminated the MBT effective December 31, 2011. The MCIT is an entity level business income tax and does not include a gross receipts tax component as required by the MBT. Therefore, the components of income tax accounting associated with the gross receipts tax will no longer be recorded in periods beginning after the effective date. This tax law change is not expected to have a significant impact on the Parent's allocation in lieu of income taxes.

Accounting Standards Codification ("ASC") Topic 740, *Accounting for Uncertainty in Income Taxes,* seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes and prescribes the recognition threshold and measurement attribute for disclosures of tax positions previously taken or expected to be taken on an income tax return. The Company analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties

attributable to income taxes, and continues to reflect any charges for such, to the extent they arise, as a component of its operating expenses. The continued application of ASC Topic 740 has no significant impact on the Company's financial statements.

2. RELATED PARY TRANSACTIONS

Under an expense sharing agreement, the Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent result from an allocation of actual costs based on the percentage of the actual prior year revenue of the Company in relation to the actual prior year revenue generated by other subsidiaries. The cost allocated for management services was $2,364,210 during 2012. The Company was also allocated $1,607,163 in additional operating and administrative costs from the Parent. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. The Company leases this software along with hardware and maintenance support, on a month-to-month basis, from Hantz Technology, L.L.C. Total expense incurred in connection with these technology charges was $1,926,204 during 2012. The Company also leases office space under various operating leases with its Parent who in turn leases these facilities from unrelated third parties. Net rental expense on operating leases was $1,528,680 in 2012.

The following is a schedule of annual future minimum lease payments for the Company's portion of amount payable to a related party for facilities as required under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2012:

Year Ending December 31	Non-Cancelable Operating Leases
2013	$ 1,767,640
2014	1,456,210
2015	1,402,787
2016	1,007,002
2017	57,642
Total minimum payments due	**$5,691,281**

The Company earned commissions from affiliated entities for financial plans and mortgages. In 2012, the Company earned approximately $2,050,613 in revenue for these services.

Amounts due to Parent represent amounts owed primarily for the Company's portion of income tax due for $567,197. Additionally accounts payable and accrued expenses include payables to affiliates of $73,433. No interest is charged on these advances which are due on demand and expected to be paid in 2013.

NOTES TO FINANCIAL STATEMENTS

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $100,000 or 6.67% of aggregate indebtedness which is $191,560 at December 31, 2012, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $7,045,134 which was $6,853,574 in excess of the required amount of net capital. The Company's net capital ratio was 0.41 to 1.

4. EMPLOYEE BENEFIT PLAN

The Company participates in a deferred compensation retirement plan sponsored by the Parent qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors.

The Company did not make any matching contributions to the plan in 2012.

5. ALLOCATION IN LIEU OF INCOME TAXES

The allocation in lieu of income taxes consists of the following components for the year ended December 31, 2012:

Current federal provision	$ 3,301,293
Deferred federal provision	567,334
Total federal income tax provision	**3,868,627**
Current federal provision	424,000
Deferred federal provision	57,000
Total state income tax provision	**481,000**
Allocation in lieu of income taxes (all current)	**$4,349,627**

The components of deferred income taxes reported in the accompanying statement of financial condition are comprised of the following amounts at December 31, 2012:

Deferred tax asset	$ 823,000
Deferred tax liability	(66,000)
Net deferred tax asset	**$ 757,000**

NOTES TO FINANCIAL STATEMENTS

The Company has evaluated the provisions of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. The evaluation was performed for the years 2009 through 2012, the years which remain subject to examination by major tax jurisdiction as of December 31, 2012. The Company concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2012, and it is not aware of any claims for such amounts by federal or state income tax authorities on the Parent company that would require recording an allocation of such on the Company's financial statements.

6. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

■ ■ ■ ■ ■

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

Net capital	
Total stockholder's equity	$ 9,522,070
Deductions	
Non-allowable assets	
Commissions and marketing support receivables greater than 30 days	$ 1,636,788
Note receivable, employee	73,548
Other assets	9,600
Deferred income tax asset	757,000
Total deductions	**2,476,936**
Net capital	**$ 7,045,134**
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued compensation	$ 1,969,401
Accounts payable, accrued expenses, and due to clearing organizations	336,801
Due to Parent	567,197
Total aggregate indebtedness	**$ 2,873,399**
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 191,560
Excess net capital	$ 6,853,574
Excess net capital at 1000%	$ 6,757,794
Ratio of aggregate indebtedness to net capital	40.79%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)	
Net capital, as reported in Company's Part II (unaudited) FOCUS	$ 7,045,134
Net capital, per above	**$ 7,045,134**

Rehmann

Rehmann Robson
1500 W. Big Beaver Rd.
2nd Floor
Troy, MI 48084
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ***Hantz Financial Services, Inc.*** (the "Company") (a wholly owned subsidiary of Hantz Group, Inc.) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not indentify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Troy, Michigan
February 25, 2013

Rehmann

Rehmann Robson
1500 W. Big Beaver Rd.
2nd Floor
Troy, MI 48084
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

**INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [(General Assessment Reconciliation (FormSIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Hantz Financial Services, Inc. and the Securities and Exchange commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Hantz Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hantz Financial Services, Inc.'s management is responsible for Hantz Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form- SIPC-7 with respective cash disbursement records entries recorded in the general ledger for the year ended December 31, 2012, noting no differences;

2. Compared the amounts reported on the audited Form X-17A for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedule which consisted of a statement of income for the period January 1, 2012 through December 31, 2012, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which consisted of a statement of income for the period January 1, 2012 through December 31, 2012, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Troy, Michigan
February 25, 2013

Amended Return

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051291 FINRA DEC
HANTZ FINANCIAL SERVICES INC 16*16
26200 AMERICAN DR FIFTH FLR
SOUTHFIELD MI 48034

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Lippert 248-304-2855

2. A. General Assessment (item 2e from page 2)		$ 12,362
B. Less payment made with SIPC-6 filed (exclude interest) 7/23/12 Date Paid		(8,310)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		4,052
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,401
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,401	
H. Overpayment carried forward	$(349)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hantz Financial Services Inc.
(Name of Corporation, Partnership or other organization)

Donald Lippert
(Authorized Signature)

Controller
(Title)

Dated the 22 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 38,945,128
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	32,632,421
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mortgage Revenue, Commercial loans (Deductions in excess of $100,000 require documentation)	1,367,763
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	34,000,184
2d. SIPC Net Operating Revenues	$ 4,944,944
2e. General Assessment @ .0025	$ 12,362 (to page 1, line 2.A.)